Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

For the three and nine months ended September 30, 2015 and 2014

This page intentionally left blank.

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(Expressed in thousands of United States dollars) – Unaudited

	Notes	September 30, 2015	December 31, 2014
ASSETS
Current
Cash and cash equivalents	6	$110,553	$80,356
Trade and other receivables	7	45,397	7,707
Inventories	8	71,272	40,570
Other		6,020	5,951
		233,242	134,584
Non-current
Mineral interests	9	1,869,514	828,742
VAT and other receivables		38,752	12,302
Goodwill	5	63,761	-
		1,972,027	841,044
Total Assets		$2,205,269	$975,628
LIABILITIES
Current
Accounts payable and accrued liabilities	10	$118,825	$40,246
Debt	11	35,000	49,804
Lease obligations	12	6,599	-
Income tax payable		6,575	1,825
		166,999	91,875
Non-current
Lease obligations	12	9,403	-
Reclamation provision	13	29,810	3,529
Deferred tax liability	5	206,353	-
Other		10,060	2,164
Total Liabilities		422,625	97,568
SHAREHOLDERS’ EQUITY
Share capital		1,912,819	1,014,656
Share-based payment reserve		18,485	11,793
Deficit		(148,660)	(148,389)
Total Shareholders’ Equity		1,782,644	878,060
Total Liabilities and Shareholders’ Equity		$2,205,269	$975,628

Commitments and Contingencies (notes 23b and 25)

APPROVED BY THE DIRECTORS

“Kevin McArthur”	“Dan Rovig”
Kevin McArthur	DAN ROVIG
CEO AND BOARD CHAIR	INDEPENDENT LEAD DIRECTOR

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	1

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF OPERATIONS AND TOTAL COMPREHENSIVE INCOME

(Expressed in thousands of United States dollars, except per share and share information) – Unaudited

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Notes	2015	2014	2015	2014
Revenues	14, 21	$145,736	$90,279	$364,830	$284,869
Operating costs
Production costs	15	72,537	34,871	174,989	97,786
Royalties		8,258	6,359	29,431	16,833
Depreciation and depletion		24,819	12,167	55,576	33,713
Total operating costs		105,614	53,397	259,996	148,332
Mine operating earnings		40,122	36,882	104,834	136,537

Other operating expenses
Exploration		3,322	471	5,856	3,000
General and administrative	16	10,682	7,657	31,557	26,094
Total other operating expenses		14,004	8,128	37,413	29,094
Earnings from operations		26,118	28,754	67,421	107,443

Other expense
Interest expense		636	1,388	2,768	4,739
Foreign exchange loss		1,111	614	380	650
Other expense		1,450	305	1,383	910
Total other expense		3,197	2,307	4,531	6,299

Earnings before income taxes		22,921	26,447	62,890	101,144
Current income tax expense	18	10,662	6,411	32,912	20,190
Deferred income tax benefit	18	(996)	-	(5,828)	-
Earnings and total comprehensive income attributable to common shareholders		$13,255	$20,036	$35,806	$80,954

Earnings per share
Basic	19	$0.06	$0.13	$0.18	$0.55
Diluted	19	$0.06	$0.13	$0.18	$0.54

Weighted average shares outstanding
Basic	19	227,372,229	147,541,414	200,969,554	147,024,700
Diluted	19	227,590,131	149,402,463	201,213,140	148,885,749

See accompanying notes to the condensed interim consolidated financial statements.

2	Tahoe Resources Inc.

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF CASH FLOWS

(Expressed in thousands of United States dollars) – Unaudited

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Notes	2015	2014	2015	2014
OPERATING ACTIVITIES
Net earnings for the period		$13,255	$20,036	$35,806	$80,954
Adjustments for:
Interest expense		675	1,562	3,039	5,233
Income tax expense	18	9,666	6,411	27,084	20,190
Items not involving cash:
Depreciation and depletion		25,370	12,276	56,458	34,300
Loss on disposition of plant and equipment		976	187	941	426
Loss on currency swap		514	-	871	-
Share-based payments	17	1,351	909	4,486	5,034
Unrealized foreign exchange loss		910	614	484	650
Accretion		245	88	713	133
Cash provided by operating activities before changes in working capital		52,962	42,083	129,882	146,920
Changes in working capital	20	13,938	27,535	14,555	(25,926)
Cash provided by operating activities		66,900	69,618	144,437	120,994
Income taxes paid		(14,210)	(7,297)	(31,523)	(19,445)
Net cash provided by operating activities		52,690	62,321	112,914	101,549

INVESTING ACTIVITIES
Mineral interests additions		(38,070)	(8,618)	(77,430)	(36,090)
Cash acquired through acquisition	5	-	-	61,713	-
Net cash used in investing activities		(38,070)	(8,618)	(15,717)	(36,090)

FINANCING ACTIVITIES
Proceeds from issuance of common shares on exercise of share options and warrants		1,284	1,395	26,535	10,358
Borrowings on credit facility	11	-	-	-	25,000
Repayments of credit facility	11	-	(25,000)	(50,000)	(25,000)
Dividends paid to shareholders	19	(13,627)	-	(36,077)	-
Loan origination fees		(59)	(457)	(264)	(1,391)
Interest expense paid		(611)	(1,607)	(2,782)	(3,646)
Payments on finance leases		(1,644)	(29)	(3,279)	(71)
Net cash (used in) provided by financing activities		(14,657)	(25,698)	(65,867)	5,250

Effect of exchange rates on cash and cash equivalents		(1,636)	(614)	(1,133)	(650)
(Decrease) increase in cash and cash equivalents		(1,669)	27,391	30,197	70,059
Cash and cash equivalents, beginning of period		112,222	51,506	80,356	8,838
Cash and cash equivalents, end of period	6	$110,553	$78,897	$110,553	$78,897

Supplemental cash flow information (note 20)

See accompanying notes to the condensed interim consolidated financial statements.

Condensed Interim Consolidated Financial Statements	3

CONDENSED INTERIM CONSOLIDATED STATEMENTS
OF CHANGES IN EQUITY

(Expressed in thousands of United States dollars, except share information) – Unaudited

	Notes	Number of Shares	Share Capital	Reserves	Deficit	Total
At January 1, 2015		147,644,671	$1,014,656	$11,793	$(148,389)	$878,060
Net earnings		-	-	-	35,806	35,806
Shares issued under the Share Plan	17	190,167	3,667	(2,938)	-	729
Shares and options issued on acquisition of Rio Alto	5	75,991,381	856,198	11,536	-	867,734
Shares issued on exercise of stock options	17	1,402,708	15,608	(5,654)	-	9,954
Shares issued on exercise of warrants		2,011,244	22,690	-	-	22,690
Share-based payments	17	-	-	3,748	-	3,748
Dividends paid to shareholders	19	-	-	-	(36,077)	(36,077)
At September 30, 2015		227,240,171	$1,912,819	$18,485	$(148,660)	$1,782,644

	Notes	Number of Shares	Share Capital	Reserves	Deficit	Total
At January 1, 2014		146,094,407	$996,076	$14,304	$(236,226)	$774,154
Net earnings		-	-	-	80,954	80,954
Shares issued under the Share Plan	17	140,667	2,904	(2,130)	-	774
Exercise of stock options	17	1,350,874	15,172	(4,814)	-	10,358
Share-based payments	17	-	-	3,390	-	3,390
At September 30, 2014		147,585,948	$1,014,152	$10,750	$(155,272)	$869,630

See accompanying notes to the condensed interim consolidated financial statements.

4	Tahoe Resources Inc.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

(Expressed in thousands of United States dollars, except as otherwise stated) - Unaudited

Three and nine months ended September 30, 2015 and 2014

1.	OPERATIONS

Tahoe Resources Inc. (“Tahoe”) was incorporated under the Business Corporations Act (British Columbia) on November 10, 2009. These condensed interim consolidated financial statements (“interim financial statements”) include the accounts of Tahoe and its wholly owned subsidiaries (together referred to as the “Company”). The Company’s principal business activities are the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests in the Americas.

The Company’s registered office is located at 1500 Royal Centre, 1055 West Georgia Street, P.O. Box 11117, Vancouver, BC V6E 4N7, Canada.

The Audit Committee of the Company’s Board of Directors authorized the issuance of these interim financial statements on November 12, 2015.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). As such, certain disclosures required by IFRS have been condensed or omitted. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the years ended December 31, 2014 and 2013 (“consolidated financial statements”).

3.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of measurement

These interim financial statements have been prepared using the same accounting policies and methods of application as those disclosed in note 3 to the Company’s consolidated financial statements, except as disclosed in note 4. In addition, due to the acquisition in the year (note 5), notes 3f) and 3g) to the consolidated financial statements have been expanded for these new accounting policies as follows:

i.	Note 3f) Inventories has been expanded to include doré and heap leach ore.

Finished goods, work-in-process, heap leach ore and stockpiled ore are measured at the lower of average cost or net realizable value. Net realizable value is calculated as the estimated price at the time of sale based on prevailing metal prices less estimated future costs to convert the inventories into saleable form and estimated costs to sell.

Ore extracted from the mine may be stockpiled and subsequently processed into finished goods (gold and by-products in doré or silver and by-products in concentrate form). The costs of finished goods represent the costs of work-in process inventories incurred prior to the sale of doré or concentrate. Costs are included in inventory based on current costs incurred to produce doré and concentrate, including applicable depreciation and depletion of mining interests, and removed at the cost per ounce of doré produced (gold) or cost per tonne of concentrate produced (silver and by-products).

Condensed Interim Consolidated Financial Statements	5

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The recovery of gold and by-products from certain oxide ore is achieved through a heap leaching process at the La Arena mine. Costs are included in heap leach ore inventory based on current mining and leaching costs, including applicable depreciation and depletion of mining interest, and removed from heap leach ore inventory as ounces of gold are recovered at the average cost per recoverable ounce of gold on the leach pads. Estimates of recoverable gold on the leach pads are calculated based on the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the estimated grade of ore placed on the leach pads, and an estimated recovery percentage.

ii.	Note 3g) Mineral interest, plant and equipment has been expanded to include a deferred stripping policy in accordance with IFRIC 20 – Stripping Costs in the Production Stage of a Surface Mine.

In open pit mining operations, it is necessary to remove mine waste materials or overburden to gain access to mineral ore deposits. Stripping costs incurred during the development phase of the mine (prior to commercial production) are capitalized and deferred as part of the cost of building, developing and constructing the mine (included in mineral interests) if the costs relate to anticipated future benefits and meet the definition of an asset. Once commercial production begins, the capitalized stripping costs are amortized using the units of production (“UOP”) method over the estimated life of the component to which they pertain.

During the production phase, to the extent the benefit from the stripping activity is realized in the form of inventory produced, the stripping costs are considered variable production costs and are included in the costs of the inventory during the period in which they are incurred. If the benefit from the stripping activity during the production phase provides access to deeper levels of material that will be mined in future periods, the stripping costs, including directly attributable overhead costs, are capitalized as part of mineral interests and amortized using the UOP method over the estimated life of the component to which they pertain. Stripping costs during the production phase are recognized as an asset if all the following criteria are met:

•	It is possible that the future benefit, i.e. improved access to the ore body, associated with the stripping activity will flow to the entity;
•	The Company can identify the component of the ore body for which access has been improved; and
•	The stripping activity costs associated with the component can be measured reliably.

Stripping activity occurs on separately identifiable components of the open pit and the amount capitalized is calculated by multiplying the tonnes removed for stripping purposes from each identifiable component during the period by the mining cost per tonne. If the stripping costs cannot be attributed to a separately identifiable component, they are allocated to inventory and mineral interests based on the actual waste-to-ore ratio (“strip ratio”) of material extracted compared to the estimated strip ratio.

As at September 30, 2015 and December 31, 2014, the Company has no capitalized stripping costs.

6	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

iii.	Business combinations

A business combination is defined as an acquisition of assets and liabilities that constitute a business. A business is an integrated set of activities and assets that consist of inputs, including non-current assets, and processes, including operational processes that, when applied to those inputs, have the ability to create outputs that provide a return to the Company and its shareholders. A business also includes those assets and liabilities that do not necessarily have all the inputs and processes required to produce outputs, but can be integrated with the inputs and processes of the Company to create outputs. When acquiring a set of activities or assets in the exploration and development stage, which may not have outputs, the Company considers other factors to determine whether the set of activities or assets is a business.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at acquisition date. The acquisition date is the date at which the Company obtains control over the acquiree, which is generally the date that consideration is transferred and the Company acquires the assets and assumes the liabilities of the acquiree. The Company considers all relevant facts and circumstances in determining the acquisition date.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the fair values of the assets at the acquisition date transferred by the Company, the liabilities, including contingent consideration, incurred and payable by the Company to former owners of the acquiree and the equity interests issued by the Company. The measurement date for equity interests issued by the Company is the acquisition date. Acquisition-related costs are expensed as incurred.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. During the measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. During the measurement period, the Company will also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

Non-controlling interests (“NCI”) are the equity in a subsidiary not attributable, directly or indirectly, to a parent. NCI are recorded at their proportionate share of the fair value of identifiable net assets acquired on initial recognition. Goodwill is recognized as the sum of the total consideration (acquisition date fair value) transferred by the Company, including contingent consideration and the NCI in the acquiree, less the fair value of net assets acquired.

Condensed Interim Consolidated Financial Statements	7

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Goodwill

Goodwill typically arises on the Company’s acquisitions due to: i) the ability of the Company to capture certain synergies through management of the acquired operation within the Company; and ii) the requirement to record a deferred tax liability for the difference between the assigned fair values and the tax bases of assets acquired and liabilities assumed.

Goodwill is not amortized. The Company performs an impairment test for goodwill annually and when events or changes in circumstances indicate that the related carrying amount may not be recoverable. If the carrying amount of a mine site to which goodwill has been allocated exceeds the recoverable amount, an impairment loss is recognized for the amount in excess. The impairment loss is allocated first to reduce the carrying amount of goodwill allocated to the mine site to nil and then to the other assets of the mine site based on the relative carrying amounts of those assets. Impairment losses recognized for goodwill are not reversed in subsequent periods should its value recover.

Upon disposal or abandonment of a mine site to which goodwill has been attributed, the carrying amount of goodwill allocated to that mine site is derecognized and included in the calculation of the gain or loss on disposal or abandonment.

b)	Currency of presentation

The interim financial statements are presented in United States dollars (“USD$”), which is the functional and presentation currency of the Company and all of its subsidiaries. Certain values are presented in Canadian dollars and described as CAD$.

c)	Basis of consolidation

The accounts of the Company’s subsidiaries are included in the interim financial statements from the date that control commenced until the date that control ceases.

The principal subsidiaries (operating mine sites and projects) of the Company and their geographic locations at September 30, 2015 are as follows:

Direct parent company (operating segment)	Location	Ownership Percentage	Mining Properties and development projects owned
Minera San Rafael, S.A. (Silver segment)	Guatemala	100%	El Escobal mine
La Arena S.A. (Gold segment)	Peru	100%	La Arena mine
Shahuindo S.A.C. (Gold segment)	Peru	100%	Shahuindo project

Intercompany balances, transactions, income and expenses arising from intercompany transactions are eliminated in full on consolidation.

d)	Critical judgments and estimates

The preparation of interim financial statements in conformity with IFRS requires management to make judgments and estimates that affect the application of accounting policies and the reported amounts of assets, liabilities, contingent liabilities, income and expenses. Actual results could differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and applied prospectively.

8	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the interim financial statements for the three and nine months ended September 30, 2015 are consistent with those applied and disclosed in note 5 of the consolidated financial statements, except for the following critical judgments and estimates which arise as a result of the acquisition of Rio Alto Mining Limited (“Rio Alto”):

i.	Valuation of inventory

In determining mine operating costs recognized in the interim financial statements, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

ii.	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mineral property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the component of reserves and resources which have been made accessible. Changes in estimated strip ratios can result in a change to the future capitalization of stripping costs incurred. At September 30, 2015, the carrying amount of stripping costs capitalized and included in mineral interests was $nil (December 31, 2014 – $nil).

iii.	Business combinations

The information necessary to measure the fair values as at the acquisition date of assets acquired and liabilities assumed requires management to make certain judgments and estimates about future events, including but not limited to:

•	Estimates of mineral reserves, mineral resources and exploration potential acquired;
•	Future operating costs and capital expenditures;
•	Discount rates to determine fair value of assets acquired; and
•	Future metal prices and long-term foreign exchange rates.

Changes to the preliminary measurements of assets and liabilities acquired may be retrospectively adjusted when new information is obtained until the final measurements are determined within one year of the acquisition date.

4.	CHANGES IN ACCOUNTING POLICIES AND STANDARDS

a)	Application of new and revised accounting standards effective January 1, 2015

i.	New, revised or amended standards adopted with no material impact on the Company’s interim financial statements.

The Company has evaluated the following new and revised IFRS standards and has determined there to be no material impact on the interim financial statements upon adoption:

•	IFRS 2 – Share-Based Payments;

Condensed Interim Consolidated Financial Statements	9

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

•	IFRS 3 – Business Combinations;
•	IFRS 8 – Operating Segments;
•	IFRS 13 – Fair Value Measurement;
•	IAS 16 – Property, Plant and Equipment;
•	IAS 18 – Revenue; and
•	IAS 24 – Related Party Disclosures.

ii.	New, revised or amended standards adopted with material impact on the Company’s interim financial statements.

There were no new standards applied for periods beginning on or after January 1, 2015 that would have a material impact on the interim financial statements.

b)	Future accounting standards and interpretations

A number of new IFRS standards, and amendments to standards and interpretations, are not yet effective for the three and nine months ended September 30, 2015, and have not been applied in preparing these interim financial statements. The Company is currently evaluating the impact the following standards are expected to have on its consolidated financial statements:

i.	New, revised or amended standards effective January 1, 2016.

•	IFRS 5 – Non-Current Assets Held For Sale and Discontinued Operations;
•	IFRS 7 – Financial Instruments: Disclosures;
•	IFRS 10 – Consolidated Financial Statements;
•	IFRS 11 – Joint Arrangements;
•	IFRS 12 – Disclosure of Interest in Other Entities;
•	IAS 1 – Presentation of Financial Statements;
•	IAS 16 – Property, Plant and Equipment;
•	IAS 27 – Separate Financial Statements;
•	IAS 28 – Investments in Associates and Joint Ventures;
•	IAS 34 – Interim Financial Reporting; and
•	IAS 38 – Intangible Assets.

ii.	New, revised or amended standards effective January 1, 2018 and thereafter.

•	IFRS 9 – Financial Instruments; and
•	IFRS 15 – Revenue from Contracts with Customers.

5.	BUSINESS COMBINATIONS

a)	Acquisition of 100% interest in Rio Alto Mining Limited

On April 1, 2015, the Company completed the Plan of Arrangement (the “Arrangement”) with Rio Alto resulting in a business combination of the two companies. Pursuant to the Arrangement and effective upon closing, Rio Alto has become a wholly-owned subsidiary of Tahoe, and all of the issued and outstanding common shares of Rio Alto (each a “Rio Alto Share”) were transferred to Tahoe in consideration for the issuance by Tahoe of 0.227 of a common share of Tahoe (each whole common share a “Tahoe Share”) and the payment of CAD$0.001 in cash for each Rio Alto Share.

In connection with the closing of the Arrangement, Tahoe issued an aggregate of 75,991,381 Tahoe Shares to the former shareholders of Rio Alto. On closing of the Arrangement, Tahoe had 223,726,156 common shares issued and outstanding, with former Rio Alto shareholders holding approximately 34% on an undiluted basis. Tahoe has authorized the issuance of up to an additional 3,374,449 Tahoe Shares issuable upon the exercise of the stock options held by the former option holders of Rio Alto and an additional 2,011,244 Tahoe Shares issuable upon the exercise of Rio Alto warrants. Subsequent to the closing of the Arrangement and prior to the expiration date of April 12, 2015, all outstanding warrants were exercised and 2,011,244 Tahoe Shares were issued for total proceeds of CAD$21,210.

10	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Total consideration paid was based on the April 1, 2015 price of Tahoe Shares on the TSX of CAD$14.21 and a CAD$ to USD$ foreign exchange rate of 0.7929 and is comprised of the following:

	Number of Shares Issued	Number of Shares Issuable	Fair Value
Tahoe Shares	75,991,381	-	$856,198
Options(1)	-	3,374,449	11,536
Cash	-	-	272
Total consideration	75,991,381	3,374,449	$868,006
(1)	The fair values of the Options were determined using the Black-Scholes option pricing model. The inputs and input ranges, where applicable, used in the measurement of the fair value (CAD$) of the Options are as follows:
Share price	$14.21
Exercise price	$6.13 – 23.13
Expected volatility	42.36% – 54.99%
Expected life (years)	0.08 – 4.55
Expected dividend yield	1.69%
Risk-free interest rate	0.49% – 0.57%
Fair value (CAD$)	$0.49 – 7.98

This acquisition has been accounted for as a business combination with Tahoe as the acquirer. Transaction costs associated with the acquisition and incurred by Rio Alto were recognized in Q1 2015 upon shareholder approval of the transaction. Transaction costs incurred by the Company relating to the acquisition were recognized in Q2 2015, upon closing of the Arrangement. As at the date of these interim financial statements, allocation of the purchase price has not been finalized as management is in the process of determining the fair values of identifiable assets and liabilities assumed, measuring the associated deferred income tax assets and liabilities, and determining the value of goodwill, if any. A preliminary allocation of the purchase price is as follows:

Net assets acquired
Cash and cash equivalents	$61,713
Other current and non-current assets	78,443
Mineral interests(2)	1,017,017
Goodwill(1)(2)	63,761
Current liabilities	(94,592)
Warrant liability(3)	(5,837)
Reclamation and closure cost obligations	(21,845)
Other non-current liabilities	(19,280)
Deferred income tax liabilities(2)	(211,374)
$868,006
(1)	Goodwill of $63,761 was recognized as a result of the deferred tax liability recognized on the excess of the fair value of the acquired assets over their corresponding tax bases. The total amount of goodwill that is expected to be deductible for tax purposes is $nil.
(2)	As a result of the continued finalization of the purchase price allocation, the fair value attributed to mineral interests decreased by approximately $3,000 and deferred income tax liabilities and goodwill increased by approximately $15,649 and $18,649, respectively during the three months ended September 30, 2015.
(3)	The fair value of the warrant liability was determined using the Black-Scholes option pricing model. The inputs and input ranges, where applicable, used in the measurement of the fair value (CAD$) of the warrant liability are as follows:
Share price	$14.21
Exercise price	$10.55
Expected volatility	46.60%
Expected life (years)	0.03
Expected dividend yield	1.69%
Risk-free interest rate	0.49%
Fair value (CAD$)	$3.66

Condensed Interim Consolidated Financial Statements	11

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The principal mining properties acquired are the 100% owned La Arena gold mine and the 100% owned Shahuindo gold project, an advanced-stage, oxide deposit located in northwestern Peru (note 21).

The revenues and net earnings of Rio Alto since April 1, 2015, the acquisition date, included in these interim financial statements are $134,364 and $14,750, respectively. Total transaction costs incurred relating to the acquisition and included in general and administrative expenses for the three and nine months ended September 30, 2015 are $160 and $5,729, respectively.

Had the acquisition occurred on January 1, 2015, the total pro-forma consolidated revenues and net earnings of the Company for the nine months ended September 30, 2015 would have been $202,126 and $3,348, respectively.

The acquisition supports the Company’s growth strategy by adding an already operating high quality, high margin asset which, along with the Shahuindo project, will increase the sustainable production level, contribute to cash flows and diversify the Company’s operations in metals and geographic locations.

6.	CASH AND CASH EQUIVALENTS

	September 30, 2015	December 31, 2014
Cash	$110,026	$79,830
Cash equivalents	527	526
	$110,553	$80,356

7.	TRADE AND OTHER RECEIVABLES

	September 30, 2015	December 31, 2014
Trade receivables	$19,438	$5,650
VAT receivable	23,677	919
Other	2,282	1,138
	$45,397	$7,707

8.	INVENTORIES

	September 30, 2015	December 31, 2014
Supplies	$38,444	$29,851
Stockpile	2,869	1,539
Work in process	21,325	-
Finished goods	8,634	9,180
	$71,272	$40,570

The cost of inventories recognized as an expense for the three and nine months ended September 30, 2015 was $97,356 and $230,565, respectively (three and nine months ended September 30, 2014: $47,038 and $131,499, respectively) and is included in total operating costs.

12	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

9.	MINERAL INTERESTS

	Mineral Interests
	Depletable	Non- Depletable	Plant & Equipment	Total
Cost
Balance at January 1, 2015	$551,787	$27,257	$317,691	$896,735
Acquired mineral interests(1)(2)(4)(5)	137,753	672,316	206,948	1,017,017
Additions	16,968	23,035	43,732	83,735
Disposals	-	(960)	(887)	(1,847)
Change in reclamation provision(2)	3,723	-	-	3,723
Balance at September 30, 2015	$710,231	$721,648	$567,484	$1,999,363
Accumulated Depreciation and Depletion
Balance at January 1, 2015	$(25,949)	$-	$(42,044)	$(67,993)
Additions	(32,892)	-	(29,786)	(62,678)
Disposals	-	-	822	822
Balance at September 30, 2015	$(58,841)	$-	$(71,008)	$(129,849)
Carrying Amount at September 30, 2015	$651,390	$721,648	$496,476	$1,869,514

	Mineral Interests
	Depletable	Non- Depletable	Plant & Equipment	Total
Cost
Balance at January 1, 2014	$-	$566,766	$298,897	$865,663
Additions	14,269	65	19,270	33,604
Disposals	-	(127)	(476)	(603)
Transfers(3)	537,187	(539,447)	-	(2,260)
Change in reclamation provision	331	-	-	331
Balance at December 31, 2014	$551,787	$27,257	$317,691	$896,735
Accumulated Depreciation and Depletion
Balance at January 1, 2014	$-	$-	$(21,080)	$(21,080)
Additions	(25,382)	-	(21,706)	(47,088)
Disposals	-	-	175	175
Transfers	(567)	-	567	-
Balance at December 31, 2014	$(25,949)	$-	$(42,044)	$(67,993)
Carrying Amount at December 31, 2014	$525,838	$27,257	$275,647	$828,742

(1)	Mineral interest additions relating to the acquisition of Rio Alto on April 1, 2015.
(2)	Includes the reclamation provision related the La Arena mine of $21,845 as a result of the acquisition of Rio Alto on April 1, 2015 (notes 5,13).
(3)	In early January 2014, the commissioning of the Escobal mine was completed as operating levels intended by management were determined to have been reached. Accordingly, mineral interests were transferred from non-depletable to depletable mineral interests. Depreciation and depletion of capitalized costs classified as depletable commenced effective January 1, 2014. In addition, proceeds from concentrate sales and costs incurred during production have been included in net earnings and total comprehensive income effective January 1, 2014. Final settlement adjustments of $2,260 relating to concentrate sold prior to the commissioning of the Escobal mine have been offset against depletable mineral interests for the year ended December 31, 2014.
(4)	Non-depletable mineral interests acquired include the La Arena sulfide project, the Shahuindo project and other potential exploration projects.
(5)	Upon declaration of commercial production the carrying value of mineral interests associated with the Shahuindo project included in non-depletable mineral interests will be transferred to depletable mineral interests.

Condensed Interim Consolidated Financial Statements	13

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

A summary by segment of the carrying amount of mineral interests is as follows:

	Mineral Interests
	Depletable	Non- Depletable	Plant & Equipment	September 30, 2015	December 31, 2014
Silver segment	$519,844	$27,264	$270,041	$817,149	$828,742
Gold segment(1)	131,546	694,384	226,435	1,052,365	-
Carrying Amount	$651,390	$721,648	$496,476	$1,869,514	$828,742

(1)	The Company’s 100% interest in the Shahuindo project is included in the Gold reportable operating segment.

10.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	Notes	September 30, 2015	December 31, 2014
Trade and other payables		$37,840	$11,609
Royalties payable		36,212	16,369
Accrued trade and other payables		26,459	8,779
Accrued payroll and related benefits		18,266	3,061
Share appreciation rights, current portion	17c	48	428
		$118,825	$40,246

11.	DEBT

	September 30, 2015	December 31, 2014
Credit facility	$-	$50,000
Loan	35,000	-
Commitment fee	(2,175)	(2,175)
Accretion	2,175	1,979
	$35,000	$49,804

a)	Credit facility

On December 20, 2013, the Company reached an agreement with the lender to expand its original $50 million credit facility (the “Facility”) by an additional $25 million bearing interest at a rate per annum of the USD$ London Interbank Offered Rate plus a margin of 7.25%. The $25 million was drawn on January 2, 2014, and repaid upon maturity on September 3, 2014.

In July 2014, the Company amended the Facility agreement and extended the maturity date of the original $50 million to June 3, 2015. All other terms remained per the original agreement. The original $50 million was repaid as scheduled from current cash balances and operating cash flows on June 3, 2015.

During the three and nine months ended September 30, 2015, the Company paid commitment fees of $nil related to the Facility (three and nine months ended September 30, 2014: $300 and $925, respectively). The commitment fees are being amortized over the life of the Facility, $nil and $196 of which was amortized during the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014: $273 and $1,133, respectively). In addition to the commitment fees, the Company has paid other fees related to the Facility totaling $nil for the three and nine months ended September 30, 2015 (three and nine months ended September 30, 2014: $156 and $466, respectively).

14	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

b)	Loan

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired debt in the form of a $35,000 credit facility agreement (the “Loan”). The Loan had an original one-year term, maturing June 16, 2015 and bore interest at 30-day LIBOR plus 2.60%. The funds were used for general working capital purposes. As security for the Loan, the Company granted a charge over the shares of its subsidiary Empresa de Energia Yamobamba S.A.C. and the rights of collection of future cash flows derived from metal sales. Upon maturity, the loan was extended an additional nine months to March 16, 2016. All other terms remained per the original contract.

c)	Revolving credit facility

On August 10, 2015, the Company signed a credit agreement with a syndicate of international banks for a revolving credit facility (the “Revolving Facility”) for an aggregate amount of $150 million. Based on the amount drawn, the Revolving Facility bears interest on a sliding scale of LIBOR plus between 2.25% to 3.25% or a base rate plus 1.25% to 2.25% which is determined based on the Company’s consolidated net leverage ratio. Standby fees for the undrawn portion of the facility are also on a similar sliding scale basis of between 0.56% and 0.81% and were $118 and $118 for the three and nine months ended September 30, 2015, respectively. The term for the Revolving Facility is 3 years. Proceeds from the loan may be used for general corporate purposes.

As at September 30, 2015, the Company had not drawn on the Revolving Facility. The Company is currently in compliance with all covenants associated with the Revolving Facility.

12.	LEASE OBLIGATIONS

	September 30, 2015	December 31, 2014
Beginning balance	$-	$-
Additions(1)	20,016	-
Payments	(3,899)	-
Accrued interest	182	-
Foreign exchange gain	(297)	-
Ending balance	$16,002	$-
(1)	Additions include $19,340 related to the sale-leaseback transaction and $676 in other capital leases.

	September 30, 2015	December 31, 2014
Current portion	$6,599	$-
Non-current portion	9,403	-
	$16,002	$-

As part of the acquisition of Rio Alto on April 1, 2015, the Company acquired a lease obligation in the form of a sale-leaseback agreement entered into on January 29, 2015 for the La Ramada substation (“La Ramada”) in Peru. La Ramada was sold for $20,704 in exchange for cash and a loss on sale of $86 was recognized. Subsequent to the sale of La Ramada but on the same date, a leaseback transaction was entered into in the amount of $20,704 for a term of three years with quarterly instalments of interest and principal at an effective interest rate of 6.95% and $1,154 in principal on the lease was repaid. The agreement is a finance lease and a corresponding asset has been recognized within mineral interests.

Condensed Interim Consolidated Financial Statements	15

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

Concurrent with the sale-leaseback agreement, a cross-currency swap (the “Currency Swap”) was entered into in the amount of $23,600 at a fixed exchange rate of 2.96 Peruvian nuevo soles to one USD$ with quarterly instalments of principal and interest over a 3-year term. The changes in the fair value of the Currency Swap are recognized in the statement of operations as an unrealized gain or loss. At September 30, 2015, the Currency Swap had a fair value of $2,402 and is included in other non-current liabilities. For the three and nine months ended September 30, 2015, a loss of $514 and $871 was recorded in the statement of operations.

13.	RECLAMATION PROVISION

	September 30, 2015	December 31, 2014
Beginning balance	$3,529	$3,021
Accretion expense	713	177
Additions to reclamation provision(1)	21,845	-
Revisions in estimates and obligations	3,723	331
Ending balance	$29,810	$3,529

(1)	Additions to reclamation provision relate to the La Arena mine as a result of the acquisition of Rio Alto on April 1, 2015.

The Company’s environmental permits require that it reclaim any land it disturbs during mine development, construction and operation. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligations arising from its activities to September 30, 2015 to be $29,810 (December 31, 2014: $3,529).

In determining the discount rate to be used in the calculation of the present value of the future reclamation obligations, the Company combines risk and inflation rates specific to the country in which the reclamation will take place.

The present value of the combined future obligation has increased by $3,723 at September 30, 2015 (December 31, 2014: $331) as a result of the impact of the change in estimate in mine life, estimated reclamation costs, discount and inflation rates.

a)	Escobal

For the Escobal mine, the present value of the future reclamation obligation assumes a discount rate of 6.69% (December 31, 2014: 5.77%), an inflation rate of 2.70% (December 31, 2014: 3.42%), an undiscounted amount to settle the obligation of $8,791 (December 31, 2014: $10,240), and the commencement of reclamation activities in approximately 18 years.

b)	La Arena

For the La Arena mine, fair value measurement of the future reclamation obligation on acquisition assumed a discount rate of 7.00%. At September 30, 2015, the present value of the future reclamation obligation assumes a discount rate of 4.55% (December 31, 2014: nil), an inflation rate of 2.00% (December 31, 2014: nil), an undiscounted amount to settle the obligation of $41,269 (December 31, 2014: $nil), and the commencement of reclamation activities in approximately 6 years.

16	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company’s original reclamation and closure plan for La Arena was filed with Peru’s Ministry of Energy and Mines (the “Ministry”) in October 2012. The Company submitted an updated reclamation and closure plan for La Arena in the first quarter of 2015 which was approved by the Ministry in March 2015.

On January 8, 2015, the Company posted a letter of credit, valid for one year, which at September 30, 2015 is in the amount of $12,153 as partial guarantee of the La Arena closure obligations as required by the Ministry of Energy and Mines.

14.	REVENUES

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Silver	$74,477	$80,470	$204,245	$253,047
Gold	66,239	2,573	141,658	8,575
Lead	2,003	3,043	6,797	10,421
Zinc	3,017	4,193	12,130	12,826
	$145,736	$90,279	$364,830	$284,869

15.	PRODUCTION COSTS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Consumption of raw materials and consumables	$31,801	$20,591	$83,505	$55,233
Salaries and benefits	14,994	4,588	34,437	14,452
Contractors and outside services	16,129	5,737	37,337	13,241
Other expenses	2,668	3,235	5,536	13,454
Changes in inventory	6,945	720	14,174	1,406
	$72,537	$34,871	$174,989	$97,786

16.	GENERAL AND ADMINISTRATIVE EXPENSES

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Salaries and benefits	$6,003	$2,880	$12,291	$8,958
Share-based payments	1,321	908	4,447	5,034
Consulting and professional fees	1,108	938	3,755	2,736
Transaction costs	160	-	5,889	-
Administrative and other	2,090	2,931	5,175	9,366
	$10,682	$7,657	$31,557	$26,094

17.	SHARE-BASED PAYMENTS AND OTHER RELATED INFORMATION

The Company’s equity compensation plans are designed to attract and retain individuals and to reward them for current and expected future performance. The Company’s share-based compensation arrangements are denominated in CAD$ and include Tahoe Share Plan Options and the Rio Alto replacement options issued on April 1, 2015 upon completion of the acquisition (“Share Options”), as well as Deferred Share Awards (“DSAs”), Restricted Share Awards (“RSAs”) and Share Appreciation Rights (“SARs”) (collectively referred to as the “Share Plan”).

At September 30, 2015, the Company has the following share-based payment arrangements:

Condensed Interim Consolidated Financial Statements	17

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

a)	Share Options

The Share Plan entitles key management personnel, senior employees, and consultants to the option to purchase shares in the Company. Under the terms of this program, Share Options are exercisable at the market close price of the Company’s shares on the day prior to the grant date. The Share Options vest based on vesting terms set by the Compensation Committee of the Board of Directors. The Share Options vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date.

The number and weighted average exercise price in CAD$ of Share Options outstanding at September 30, 2015 and December 31, 2014 are as follows:

	Weighted average exercise price	Number of Share Options
Outstanding at January 1, 2014	$11.13	2,865,256
Granted	23.92	105,000
Exercised	8.32	(1,406,597)
Forfeited/Cancelled	16.34	(16,000)
Outstanding at December 31, 2014	$14.49	1,547,659
Granted	12.97	4,561,579
Exercised	8.73	(1,427,992)
Forfeited/Cancelled	16.91	(264,000)
Outstanding at September 30, 2015(1)	$14.64	4,417,246

(1)	The balance outstanding at September 30, 2015 includes the replacement options granted on April 1, 2015 as a result of the acquisition of Rio Alto (note 5).

The following table summarizes information about share options outstanding and exercisable at September 30, 2015 (exercise range and prices in CAD$):

Exercise price range	Outstanding	Weighted average exercise price	Weighted average remaining life (years)	Exercisable	Weighted average exercise price	Weighted average remaining life (years)
$7.47-12.72	888,368	$9.76	1.63	888,368	$9.76	1.63
$12.73-13.88	902,593	$13.03	1.52	902,593	$13.03	1.52
$13.89-15.68	1,134,595	$15.49	3.18	147,595	$14.19	0.94
$15.69-16.43	800,616	16.07	1.76	639,616	$16.01	1.59
$16.44-23.68	691,074	$19.99	1.46	572,074	$19.82	1.07
	4,417,246	$14.64	2.01	3,150,246	$14.00	1.46

During the three and nine months ended September 30, 2015, 256,742 and 1,427,992 share options were exercised and the cash proceeds received were $1,276 and $9,945, respectively, (three and nine months ended September 30, 2014: 154,200 and 1,350,874 share options exercised for cash proceeds of $1,394 and $10,358, respectively).

During the three and nine months ended September 30, 2015, the Company recorded $611 and $1,637, respectively, of compensation expense relating to Share Options in general and administrative expenses (three and nine months ended September 30, 2014: $387 and $1,393, respectively).

18	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

b)	DSAs and RSAs

The Share Plan permits DSAs and RSAs (collectively referred to as “Share Awards”) to be issued to key management personnel and senior employees. Upon vesting, shares in the Company are issued at no exercise price. Compensation cost for DSAs and RSAs is measured based on the closing price of the stock one day prior to the grant date.

i.	DSAs

The DSAs vest based on service-related vesting terms set by the Compensation Committee of the Board of Directors and can therefore vary grant to grant. In general however, DSAs vest in three equal tranches with the first tranche vesting on the first anniversary, the second on the second anniversary, and the third on the third anniversary of the grant date (the “general DSA vesting terms”).

The number of DSAs outstanding at September 30, 2015 and December 31, 2014 is as follows:

Outstanding at January 1, 2014	181,334
Granted	213,000
Shares issued	(108,667)
Outstanding at December 31, 2014	285,667
Granted	219,000
Shares issued	(137,667)
Forfeited	(14,000)
Outstanding at September 30, 2015	353,000

No DSAs were granted during the three months ended September 30, 2015. There were 219,000 DSAs granted during the nine months ended September 30, 2015, with a weighted average fair market value of CAD$15.68. Of the 219,000 DSAs granted, 45,000 had accelerated vesting terms with a vesting date of February 2016.

The 213,000 DSAs granted during the year ended December 31, 2014 had a weighted average fair market value of CAD$23.46. Of the 213,000 granted during the year, 210,000 vest according to the general DSA vesting terms. The remaining 3,000 DSAs were granted under special vesting terms whereby the first tranche is to vest eight months after grant date and the second and third tranches vesting annually thereafter in order to match the vesting schedule of the 210,000 DSAs granted earlier in the year.

No DSAs vested during the three months ended September 30, 2015. During the nine months ended September 30, 2015, 137,667 DSAs vested and common shares of the Company were issued to the recipients under the provisions of the Share Plan. As a result $2,938, was transferred to share capital from share based payments reserve (three and nine months ended September 30, 2014: nil and 105,667 DSA’s vested, respectively, and $nil and $2,130, respectively, was transferred to share capital).

During the three and nine months ended September 30, 2015, the Company recorded $889 and $2,270 of compensation expense relating to DSAs in general and administrative expenses (three and nine months ended September 30, 2014: $840 and $1,981, respectively).

Condensed Interim Consolidated Financial Statements	19

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

ii.	RSAs

The RSAs vest immediately on the grant date and are issued at that time. Consequently, there are no RSAs outstanding at September 30, 2015 and December 31, 2014.

No RSAs were granted during the three months ended September 30, 2015. The Company granted 52,500 RSAs during the nine months ended September 30, 2015 (three and nine months ended September 30, 2014: nil and 35,000, respectively) for total compensation expense of $730 (three and nine months ended September 30, 2014: $nil and $775, respectively) which was recorded in general and administrative expenses.

c)	SARs

The Company grants SARs to employees that entitle the employees to a cash settlement. The amount of the cash settlement is determined based on the difference between the strike price and the closing share price of the Company on the exercise date. The SARs have a term of five years from the award date and vest in five equal tranches with the first tranche vesting immediately, the second on the first anniversary, the third on the second anniversary, the fourth on the third anniversary, and the fifth on the fourth anniversary of the grant date. Prior to the cash settlement, unvested and vested SARs are valued using the Black-Scholes Model.

The number of SARs outstanding and exercisable at September 30, 2015 and December 31, 2014 is as follows:

Number of SARs
Outstanding at January 1, 2014	205,725
Issued	10,000
Exercised	(122,725)
Forfeited	(20,000)
Outstanding at December 31, 2014	73,000
Issued	20,000
Exercised	(34,000)
Outstanding at September 30, 2015	59,000

Exercisable at December 31, 2014	50,000
Exercisable at September 30, 2015	16,000

At September 30, 2015, vested SARs had a weighted average intrinsic value of CAD$(2.15) per share (December 31, 2014: CAD$6.92).

At September 30, 2015, the Company has recognized other current and non-current liabilities for SARs of $48 and $7, respectively (December 31, 2014: $428 and $21, respectively).

During the three and nine months ended September 30, 2015, the Company recorded $(25) and $189, respectively of compensation expense relating to SARs in general and administrative expenses (three and nine months ended September 30, 2014: $(334) and $869, respectively).

20	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The following table summarizes information about SARs outstanding and exercisable at September 30, 2015 (grant price range in CAD$):

Grant price range	Issued	Exercised/ Forfeited	Outstanding	Exercisable
$6.40-12.87	272,000	(244,000)	28,000	16,000
$13.35-16.57	65,000	(59,000)	6,000	-
$18.00-23.31	102,500	(77,500)	25,000	-
	439,500	(380,500)	59,000	16,000

d)	Inputs for measurement of fair values

The grant date fair values of Share Options are measured based on the Black-Scholes Model. There were nil and 4,561,579 Share Options granted during the three and nine months ended September 30, 2015, respectively (three and nine months ended September 30, 2014: 12,000 and 90,000, respectively) which include 3,374,449 replacement share options related to the acquisition of Rio Alto.

The weighted average inputs used and grant date fair values of Share Options granted during the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Share price	$-	$29.67	$15.45	$24.09
Exercise price	$-	$29.74	$13.74	$23.96
Expected volatility	-	51%	48%	52%
Expected life (years)	-	3.60	2.04	3.60
Expected dividend yield	-	-	2.05%	-
Risk-free interest rate	-	1.38%	0.50%	1.44%
Pre-vest forfeiture rate	-	-	1.14%	-
Fair value	$-	$11.40	$4.64	$9.58

The weighted average inputs used and grant date fair values of SARS granted during the three and nine months ended September 30, 2015 and 2014 are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Share price	$10.31	$-	$10.31	$-
Exercise price	$15.62	$-	$15.62	$-
Expected volatility	52%	-	52%	-
Expected life (years)	5.00	-	5.00	-
Expected dividend yield	-	-	-	-
Risk-free interest rate	0.68%	-	0.68%	-
Fair value	$4.29	$-	$4.29	$-

The fair value of SARs has been re-measured at September 30, 2015. Expected volatility, interest rate and share price have been updated with changes in the fair value being recognized in earnings or loss during the period.

Condensed Interim Consolidated Financial Statements	21

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The weighted average inputs used in the re-measurement of the fair value (CAD$) of the SARs are as follows:

	September 30, 2015	September 30, 2014
Share price	$10.31	$22.79
Exercise price	$15.62	$9.41
Expected volatility	52%	51%
Expected life (years)	2.69	1.48
Expected dividend yield	-	-
Risk-free interest rate	0.68%	1.50%
Fair value	$2.35	$14.63

e)	Authorized share capital

The Company’s authorized share structure is as follows:

•	Unlimited number of authorized common shares without par value;
•	Common shares are without special rights or restrictions attached;
•	Common shares have voting rights; and
•	Common shareholders are entitled to receive dividend payments.

At September 30, 2015, there were 227,240,171 common shares of the Company issued and outstanding (December 31, 2014: 147,664,671). Refer to note 5 for a description of the increase in common shares outstanding.

18.	INCOME TAX EXPENSE

The reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Earnings before income taxes	$22,921	$26,447	$62,890	$101,144
Statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax expense	5,959	6,876	16,351	26,297
Reconciling items:
Difference between statutory and foreign tax rates	(1,490)	(2,907)	(3,775)	(14,672)
Non-deductible expenses	1,978	1,081	5,384	3,828
Change in unrecognized deferred tax assets	1,566	1,361	5,107	4,737
Effect of other taxes paid	1,697	-	3,948	-
Other	(44)	-	69	-
Income tax expense	$9,666	$6,411	$27,084	$20,190

Effective January 1, 2014, the income tax rate in Guatemala increased from 6% to 7% of taxable revenues for entities in the optional simplified regime for income derived from lucrative activities. The Company has elected to be taxed under this regime.

22	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

19.	EARNINGS PER SHARE

	Three Months Ended September 30, 2015			Three Months Ended September 30, 2014
	Net Earnings	Weighted average shares outstanding	Earnings per share	Net Earnings	Weighted average shares outstanding	Earnings per share
Basic EPS(1)	$13,255	227,372,229	$0.06	$20,036	147,541,414	$0.13
Effect of dilutive securities:
Share options	-	217,902	-	-	1,861,049	-
Diluted EPS	$13,255	227,590,131	$0.06	$20,036	149,402,463	$0.13

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 353,000 DSAs (three months ended September 30, 2014: 285,667 DSAs).

At September 30, 2015, 4,417,246 Share Options were outstanding of which 4,199,344 for the three months ended September 30, 2015 were anti-dilutive (three months ended September 30, 2014: 24,000).

	Nine Months Ended September 30, 2015			Nine Months Ended September 30, 2014
	Net Earnings	Weighted average shares outstanding	Earnings per share	Net Earnings	Weighted average shares outstanding	Earnings per share
Basic EPS(1)	$35,806	200,969,554	$0.18	$80,954	147,024,700	$0.55
Effect of dilutive securities:
Share options	-	243,586	-	-	1,861,049	(0.01)
Diluted EPS	$35,806	201,213,140	$0.18	$80,954	148,885,749	$0.54

(1)	The weighted average shares outstanding used in the basic earnings per share calculation includes the dilutive impact of 353,000 DSAs (nine months ended September 30, 2014: 285,667 DSAs).

At September 30, 2015, 4,417,246 Share Options were outstanding of which 4,173,660 for the nine months ended September 30, 2015 were anti-dilutive (nine months ended September 30, 2014: 24,000).

During the three and nine months ended September 30, 2015, the Company declared and paid to its shareholders dividends of $0.02 per common share per month, for total dividends of $13,627 and $36,077, respectively (three and nine months ended September 30, 2014: no dividends declared or paid).

For the period from October 1, 2015 to November 12, 2015, the Company declared and paid dividends of $0.02 per common share for the month of October for total dividends paid of $4,546. The Company declared and made payable dividends of $0.02 per common share for the month of November for total dividends payable of $4,546.

Condensed Interim Consolidated Financial Statements	23

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

20.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2015	2014	2015	2014
Trade and other receivables	$(5,526)	$23,650	$(18,660)	$(6,951)
Inventories	5,043	1,532	10,836	(8,597)
Other current assets	1,572	1,873	2,831	(2,493)
Other non-current assets	(21,596)	(1,224)	(24,467)	(7,405)
Accounts payable and accrued liabilities, and other non-current liabilities	34,445	1,704	44,015	(480)
Changes in working capital	$13,938	$27,535	$14,555	$(25,926)

21.	SEGMENTED INFORMATION

The Company conducts its business in two operating segments based on the primary metal produced: gold and silver. For both operating segments, the principal business activities are the operation of mineral properties for the mining of precious metals and the acquisition, exploration and development of mineral interests. Mineral interests, plant and equipment are situated in Guatemala and Peru, and silver revenues are generated by the Company’s Escobal mine in Guatemala and the gold revenues are generated at the La Arena mine in Peru. Substantially all of the cash and cash equivalents are denominated in United States dollars and are held in Canada and Peru. The corporate office located in Reno, Nevada, USA, provides financial, human resources and technical support to the mining and exploration activities.

Significant information relating to the Company’s reportable operating segments is summarized as follows:

	Total Assets
	September 30, 2015	December 31, 2014
Silver segment	$952,752	$975,628
Gold segment(1)	1,252,517	-
	$2,205,269	$975,628

	Total Liabilities
	September 30, 2015	December 31, 2014
Silver segment	$58,432	$97,568
Gold segment(1)	364,193	-
	$422,625	$97,568

Three Months Ended	Revenues		Depreciation and Depletion		Earnings from Operations
September 30,	2015	2014	2015	2014	2015	2014
Silver segment	$82,570	$90,279	$13,504	$12,167	$12,893	$28,754
Gold segment (1)	63,166	-	11,315	-	13,225	-
	$145,736	$90,279	$24,819	$12,167	$26,118	$28,754

Nine Months Ended	Revenues		Depreciation and Depletion		Earnings from Operations
September 30,	2015	2014	2015	2014	2015	2014
Silver segment	$230,467	$284,869	$35,718	$33,713	$38,056	$107,443
Gold segment (1)	134,363	-	19,858	-	29,365	-
	$364,830	$284,869	$55,576	$33,713	$67,421	$107,443
(1)	The Company’s 100% interest in the Shahuindo project is included in the Gold reportable operating segment.

24	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company’s consolidated revenues from continuing operations for the three and nine months ended September 30, 2015 are disclosed in note 14.

The Company has contracts with a number of customers for its concentrate sales. For the three and nine months ended September 30, 2015, the Company’s top four concentrate customers account for 95% and 96% of revenues, respectively, (three and nine months ended September 30, 2014: 84% and 87%, respectively). The concentrate revenues by customer for the three and nine months ended September 30, 2015 are 27%, 26%, 24% and 18% and 35%, 25%, 20% and 16%, respectively (three and nine months ended September 30, 2014: 48%, 24% and 11% and 37%, 28% and 22%). During the three and nine months ended September 30, 2015 and 2014, no other customer accounted for more than 10% of concentrate sales.

The Company has one contract to sell gold doré from the gold segment and therefore 100% sales are accounted for by one customer.

The Company has determined that the loss of any single customer or curtailment of purchases by any one customer for either concentrate or doré sales, would not have a material adverse effect on the Company’s results of operations, financial condition and cash flows due to the nature of the metals market.

22. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, other financial assets, accounts payable and accrued liabilities, debt and lease obligations, and are categorized as follows:

•	Cash and cash equivalents, trade and other receivables and VAT receivable are classified as loans and receivables and are measured at amortized cost;
•	Accounts payable and accrued liabilities, debt and lease obligations are classified as other financial liabilities; and
•	Other financial assets are classified as fair value through profit or loss (“FVTPL”).

Fair value (“FV”) estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The fair value of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, debt and lease obligations approximate their carrying values due to their short-term nature.

The analysis of financial instruments that are measured subsequent to initial recognition at fair value can be categorized into Levels 1 through 3 based upon the degree to which the inputs used in the fair value measurement are observable.

Level 1 – inputs to the valuation methodology are quoted (adjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to valuation methodology include quoted market prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Condensed Interim Consolidated Financial Statements	25

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

At September 30, 2015, the levels in the FV hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the balance sheet at fair value are categorized as follows:

	September 30, 2015			December 31, 2014
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Investments	$447	$-	$-	$-	$-	$-
Currency swap	-	-	2,402	-	-	-
	$447	$-	$2,402	$-	$-	$-

There were no transfers between Levels 1, 2 or 3 during the three and nine months ended September 30, 2015.

23.	FINANCIAL RISK MANAGEMENT

The Company has exposure to certain risks resulting from its use of financial instruments. These risks include credit risk, liquidity risk and market risk.

a)	Credit Risk

Credit risk is the risk that the counterparty to a financial instrument will cause a loss for the Company by failing to meet its obligations. Credit risk for the Company is primarily related to trade and other receivables and cash and cash equivalents. There has been no significant change to the Company’s exposure to credit risk since December 31, 2014 and the Company deems this risk to be minimal.

b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, to the extent possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

At September 30, 2015, the Company deems this risk to be minimal and during the three months ended September 30, 2015, the Company signed a revolving credit facility agreement to further reduce this risk (note 11).

The Company’s financial liabilities at September 30, 2015 include accounts payable and accrued liabilities, all of which are due within a year. The other non-current liabilities consist of the non-current portion of the SARs and severance provisions related to the Rio Alto acquisition.

26	Tahoe Resources Inc.

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

The Company’s significant undiscounted commitments at September 30, 2015 are as follows:

				September 30, 2015	December 31, 2014
	1 year	2-5 years	5+ years	Total	Total
Accounts payable and accrued liabilities and other current liabilities	$118,825	$-	$-	$118,825	$40,246
Debt	35,000	-	-	35,000	51,313
Income tax payable	6,575	-	-	6,575	1,825
Lease and contractual agreements	1,076	1,753	-	2,829	7,783
Commitments to purchase equipment, services, materials and supplies	67,336	22,339	-	89,675	19,400
Other non-current liabilities	-	10,060	-	10,060	2,164
Reclamation provision	60	994	49,005	50,059	10,240
	$228,872	$35,146	$49,005	$313,023	$132,971

c)	Market Risk

The Market risk of the Company is composed of three main risks: foreign exchange risk, interest rate risk, and price risk.

i.	Foreign Exchange Risk

The Company is exposed to currency risk on cash and cash equivalents, VAT receivable and accounts payable that are denominated in a currency other than the USD$. There has been no significant change to the Company’s exposure to foreign exchange risk since December 31, 2014 and the Company deems this risk to be minimal.

Cash and cash equivalents held in foreign currencies, denominated in USD$, are as follows:

	September 30, 2015	December 31, 2014
Guatemalan quetzal	$2,024	$1,092
Peruvian nuevo sol	2,069	-
Canadian dollar	3,303	185
Other	90	96
	$7,486	$1,373

ii.	Interest Rate Risk

Interest rate risk is the risk that the Company’s future cash flows and fair values will fluctuate as a result of changes in market interest rates. At September 30, 2015, the Company’s interest-bearing financial instruments are related to cash and cash equivalents, the credit facility, and finance leases. There has been no significant change to the Company’s exposure to interest rate risk since December 31, 2014 and the Company deems this risk to be minimal.

Condensed Interim Consolidated Financial Statements	27

NOTES TO THE INTERIM FINANCIAL STATEMENTS (expressed in 000’s of USD, except as otherwise stated)

iii.	Price Risk

Price risk is the risk that the fair value of the Company’s financial instruments will fluctuate due to changes in market prices. There has been no significant change to the Company’s exposure to price risk since December 31, 2014 and the Company deems this risk to be at an acceptable level and has entered into no hedging contracts.

24.	CAPITAL MANAGEMENT

The Company’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to support future development of the business. The Company seeks to maintain a balance between the higher returns that might be possible with higher levels of borrowing and the advantages and security afforded by a sound capital position. The capital structure of the Company consists of common equity, comprising share capital and reserves net of accumulated deficit, and debt, which includes the Revolving Facility and finance leases.

	Notes	September 30, 2015	December 31, 2014
Shareholders’ equity		$1,782,644	$878,060
Debt	11	35,000	49,804
Lease obligations	12	16,002	-
		1,833,646	927,864
Less: cash and cash equivalents	6	(110,553)	(80,356)
		$1,723,093	$847,508

Upon maturity on June 3, 2015, the Company repaid the $50 million credit facility (note 11).

The Company’s overall capital management strategy remains unchanged from the year ended December 31, 2014.

25.	CONTINGENCIES

Due to the complexity and nature of the Company’s operations, various legal, tax, and regulatory matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

28	Tahoe Resources Inc.